May 12, 2017

Writer’s Direct Dial: (822) 6353-8006

E-Mail: hmoon@cgsh.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Export-Import Bank of Korea and The Republic of Korea

Registration Statement under Schedule B

Ladies and Gentlemen:

On behalf of our clients, The Export-Import Bank of Korea and The Republic of Korea, we attached the Registration Statement with exhibits under Schedule B for filing pursuant to the requirements of the Securities Act of 1933, as amended.

Please direct any comments or questions to Jinduk Han at (822) 6353-8020 or the undersigned at (822) 6353-8006.

Very truly yours,

/s/ Hongki Moon
Hongki Moon

Attachment

cc: Ellie Quarles, Esq.